April 15, 2019

VIA EDGAR

Jeff N. Kauten

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3040

Re: Pinterest, Inc.

Registration Statement on Form S-1 (File No. 333-230458)

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pinterest, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 4:00 p.m., Eastern Time, on April 17, 2019 (the “Effective Date”), or as soon as possible thereafter. We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

Please contact Pamela L. Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225 2556, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Securities and Exchange Commission

Sincerely,

/s/ Todd Morgenfeld

Todd Morgenfeld
Chief Financial Officer

cc:	Melissa Walsh

Stephen Krikorian

Jan Woo

            Securities and Exchange Commission

Pamela L. Marcogliese

Ethan A. Klingsberg

Jeffrey D. Karpf

            Cleary Gottlieb Steen & Hamilton LLP

Gregg A. Noel

            Skadden, Arps, Slate, Meagher & Flom LLP

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